Via EDGAR Transmission

April 30, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   Owens Mortgage Investment Fund, a California Limited Partnership
          Request for Withdrawal of Filing of Post-Effective Amendment No. 1 to the Registration
          Statement on Form S-11 (Registration No. 333-150248)

Ladies and Gentlemen:

                Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Owens Mortgage Investment Fund hereby respectfully requests the withdrawal of its Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (under accession no. 0000841501-09-000014) filed with the Securities and Exchange Commission on April 21, 2009. No securities were sold pursuant to the offering contemplated by the Post-Effective Amendment prior to the filing of this withdrawal request.

                The Post-Effective Amendment is being withdrawn because it required revisions to certain of the suitability standards contained in the document. We re-filed the revised Post-Effective Amendment No. 1 on April 30, 2009 (accession no. 0000841501-09-000016).

If you have any questions regarding this application for withdrawal, please call our counsel, Steve Harmon, at (925) 979-3332.

                                                                                                Sincerely,

                                                                                                OWENS FINANCIAL GROUP, INC.

                                                                                                General Partner

                                                                                                By: /s/ William C. Owens

                                                                                                        William C. Owens, President

cc:           Steven R. Harmon, Morgan Miller Blair, a Law Corporation